# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Endeavor Group Holdings, Inc., CIK 0001766363
CUSIP: 29260Y109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001193125-24-244202
Filed by CIK 0001868088
Persons authorized to receive notices and communications: Karen M. King, Esq., Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California (CA), 94025, 650-233-8120; Elizabeth Cooper, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Christopher May, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Mark Myott, Esq., Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5000

## Reporting persons
- Silver Lake West HoldCo, L.P. (CIK 0001868088): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 82,633,568; sole dispositive power 0; shared dispositive power 82,633,568; aggregate amount beneficially owned 82,633,568 (20.3% of the class)
- Silver Lake West HoldCo II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,480,988; sole dispositive power 0; shared dispositive power 91,480,988; aggregate amount beneficially owned 91,480,988 (28.1% of the class)
- Silver Lake West VoteCo, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 174,114,556; sole dispositive power 0; shared dispositive power 174,114,556; aggregate amount beneficially owned 174,114,556 (42.7% of the class)
- Egon Durban: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 174,114,556; sole dispositive power 0; shared dispositive power 174,114,556; aggregate amount beneficially owned 174,114,556 (42.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Comment:
This Amendment No. 5 (the "Amendment") is being filed by Silver Lake West HoldCo, L.P. ("West HoldCo"), Silver Lake West HoldCo II, L.P. ("West HoldCo II" and together with West HoldCo, the "HoldCos"), Silver Lake West VoteCo, L.L.C. and Egon Durban (collectively, the "Reporting Persons") and amends the statement on Schedule 13D originally filed by certain affiliates of the Reporting Persons on May 13, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on July 26, 2021, as amended by Amendment No. 2 to Schedule 13D filed on October 26, 2023, as amended by Amendment No. 3 to Schedule 13D filed on April 2, 2024, as amended by Amendment No. 4 to Schedule 13D filed on October 25, 2024 (as amended, the "Schedule 13D") relating to the Class A common stock, par value $0.00001 per share (the "Class A Common Stock"), of Endeavor Group Holdings, Inc., a Delaware corporation (the "Issuer").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 3, 2025, Silver Lake issued a press release relating to its previously disclosed, upcoming acquisition of the Issuer.

The press release is attached hereto as Exhibit U and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons may be deemed to beneficially own an aggregate of 174,114,556 shares of the Issuer's Class A Common Stock, or 42.7% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based on shares of Class A Common Stock held and Endeavor Operating Company Units which are exchangeable (along with an equal number of shares of Class X Common Stock) for either cash (at the Issuer's election, subject to certain conditions) or shares of Class A Common Stock on a one-for-one basis, subject to adjustment.

The holders of Class A Common Stock, Class X Common Stock and Class Y Common Stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law. Holders of Class A Common Stock and Class X Common Stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. Holders of Class Y Common Stock are entitled to 20 votes per share on all matters submitted to stockholders for their vote or approval.

The shares of Class A Common Stock, shares of Class X Common Stock and shares of Class Y Common Stock owned by the Reporting Persons represent approximately 74.4% of the total voting power of Issuer's common stock outstanding. Calculations of beneficial ownership and voting power described herein are based on 325,544,007 shares of Class A Common Stock, 144,878,961 shares of Class X Common Stock and 215,927,779 shares of Class Y Common Stock of the Issuer outstanding as of January 31, 2025, as set forth in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the "SEC") on February 27, 2025.

Interests in the Issuer and Endeavor Operating Company are held through West HoldCo (holding (i) 495,494 shares of Class A Common Stock and (ii) 82,138,074 Endeavor Operating Company Units and an equal number of paired shares of Class X Common Stock and an equal number of shares of Class Y Common Stock) and West HoldCo II (holding 91,480,988 shares of Class A Common Stock and 87,254,147 shares of Class Y Common Stock). Egon Durban, a Co-CEO and Managing Partner of Silver Lake Group, L.L.C. and a director of the Issuer, is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of the HoldCos.

The HoldCos, Ariel Emanuel, the Chief Executive Officer of the Issuer, Patrick Whitesell, the Executive Chairman of the Issuer, and certain entities they control, including Executive Holdco (collectively, the "Executive Parties") and certain other equityholders of the Issuer are parties to a Stockholder Agreement (the "Stockholder Agreement"), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder and certain other arrangements with such persons, the Reporting Persons acknowledge and agree that they are acting as a "group" with the Executive Parties within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the Executive Parties separately file Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

As a result of the execution and delivery of the Preferred Equity Commitment Letter by Thirty Fifth Investment Company L.L.C., an affiliate of Mubadala Investment Company PJSC ("Mubadala"), on April 2, 2024, the HoldCos may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Mubadala in connection with Thirty Fifth Investment Company L.L.C.'s commitment to contribute amounts to the Parent Entities or the Merger Subs pursuant to the Preferred Equity Commitment Letter. Mubadala has separately made a Schedule 13D filing on April 2, 2024 reporting their beneficial ownership of shares of Class A Common Stock. The beneficial ownership of the Reporting Persons does not include any shares of Class A Common Stock which may be beneficially owned by Mubadala and each of the Reporting Persons disclaims beneficial ownership over any such shares.

As a result of the execution and delivery of a Rollover Agreement by Mark Shapiro, HoldCos may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Mark Shapiro in connection with his Rollover Interests pursuant to such Rollover Agreement. Based on information provided by Mark Shapiro to the Reporting Persons, as of the date hereof, Mark Shapiro beneficially owns 198,167 shares of Class A Common Stock, representing approximately 0.06% of the outstanding shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description

U Press Release dated March 3, 2025*

* filed herewith

## Signatures
- Silver Lake West HoldCo, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/03/2025)
- Silver Lake West HoldCo II, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/03/2025)
- Silver Lake West VoteCo, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/03/2025)
- Egon Durban: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban (03/03/2025)